CHAAS ACQUISITIONS, LLC
EXHIBIT 12.1 – STATEMENT REGARDING COMPUTATION OF RATIOS –
FIXED CHARGE COVERAGE RATIO
(Dollar amounts in thousands)

	Company	Predecessor
	For the Period from April 15, 2003 to	For the Period from January 1, 2003 to	For the Year Ended December 31,
	December 31, 2003	April 14, 2003	2002		2001

Pre-tax income (loss) from continuing operations	$(5,902)	$(5,098)	$21,837		$2,996
Fixed Charges:
Interest expense and amortization of debt discount and premium on all indebtedness	14,409	4,772	15,907		17,684
Rentals (1)	2,478	1,006	2,933		2,713
Total fixed charges	16,887	5,778	18,840		20,397
Earnings before income taxes and fixed charges	$10,985	$680	$40,677		$23,393
Ratio of earnings to fixed charges (2)	—	—	2.16	x	1.15	x

(1)          Amount included in fixed charges for rentals is considered by management to be a reasonable approximation of the interest factor.

(2)          During the period from April 15, 2003 through December 31, 2003 and the period January 1, 2003 through April 14, 2003 fixed charges exceeded earnings by $5,902 and $5,098, respectively, resulting in a ratio less than one.